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                              February 2, 2021

       Benjamin Slager
       Chief Executive Officer
       Alliance BioEnergy Plus, Inc.
       3710 Buckeye Street, Suite 120
       Palm Beach Gardens, FL 33410

                                                        Re: Alliance BioEnergy
Plus, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed January 5,
2021
                                                            File No. 000-54942

       Dear Mr. Slager:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed January 5, 2021

       Cover Page

   1. Please revise your cover page so that it is consistent with the current Form 10 requirements, including
identifying yourself as an emerging growth company if
                                                        applicable. In this
regard, we note your risk factors on page 9 and 10 which states that you are an emerging growth
company as defined in the JOBS Act.
       Employees, page 3

   2. We note your disclosure that, "[a]s a part of this capital raise, the Company plans to hire additional employees to
more rapidly commercialize [your] technology. Please advise or otherwise revise this
statement to disclose the "capital raise" you reference.
 Benjamin Slager
FirstName  LastNameBenjamin
Alliance BioEnergy Plus, Inc. Slager
Comapany2,NameAlliance
February    2021         BioEnergy Plus, Inc.
February
Page 2 2, 2021 Page 2
FirstName LastName
Forward Looking Statements, page 3

3. Please revise to remove your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In this regard, we note your disclosure on page 8 that you are subject to the Penny Stock regulations. Refer to Section
         21E of the Exchange Act.
Item 1. Business, page 3

4. We note various press releases on your corporate website that you are now doing business as Blue Biofuels. Please update your disclosure accordingly or otherwise advise.
5.       Please expand your disclosure in the    Business Overview    to
provide a more thorough
         description of your business. Please provide the disclosure required by Item 101(h) of
         Regulation S-K, including, among other things:
             disclose the form and year of organization of the company;
             provide a discussion of the competitive conditions, methods of competition, and your competitive position in the industry;
             discuss the existing regulatory environment for the biofuel or bioplastics industry, including whether or not your business requires or will require governmental permits;
             and
             discuss your "technology" in greater detail, including the current state your 3rd generation CTS 2.0 system as well as the results or metrics you believe you need to achieve to "prove commercial viability" of your future 5th generation product.
6. Please revise here or elsewhere in the registration statement to explain your business activities prior to January 2018. In this regard, your disclosure on page 13 indicates that you had approximately $430,000 of marketing expenses in 2017 but it is unclear from the filing whether you ever commercialized a product.
7. We note your disclosure that in January 2018, you filed a patent application related to your CTS 2.0 technology. Please amend your disclosure to specify whether the patent(s)
         have been issued or are pending, the relevant jurisdictions, and the type of patent protection (e.g., composition of matter, use, or process).
8. We note elsewhere in your filing that pursuant to your exit of Chapter 11 Bankruptcy you agreed to pay certain debts back out of "future profits" and "future revenues." Please revise your disclosure here to discus the material terms of the Plan of Reorganization. In addition, please file a complete copy of the Plan of Reorganization, including all material exhibits and schedules. Add risk factor disclosure as appropriate.

9. We note your disclosure that your CTS 2.0 system is "100% owned." Please expand your disclosure to explain how you acquired the rights to your CTS 2.0 system. Clarify whether you developed them in house or licensed them from another party. If you licensed them, please describe your licensing agreements and all material terms. To the extent you
 Benjamin Slager
FirstName  LastNameBenjamin
Alliance BioEnergy Plus, Inc. Slager
Comapany2,NameAlliance
February    2021         BioEnergy Plus, Inc.
February
Page 3 2, 2021 Page 3
FirstName LastName
         licensed any of the technology material to the CTS 2.0 system, please either file the agreements or provide us with an analysis supporting your determination that the agreements are not required to be filed.

10. We note your disclosure that you "licensed the Vertimass Process to convert ethanol (from the CTS 2.0 process) into bio-jet fuel." Please expand your disclosure to describe the material terms of the license agreement and file the agreement as an exhibit.
Item 2A. Management's Discussion and Analysis, page 11

11. Please expand your discussion and analysis to address your financial condition and results of operations for the nine months ended September 30, 2020. Refer to
Item 303(b) of
         Regulation S-K.
Liquidity and Capital Resources, page 13

12. Please disclose the additional funding that you will need and how far in the development process for your CTS 2.0 system you expect to get with this amount of funding.
Item 3. Properties, page 16

13. Please file the lease agreement for your corporate office as an exhibit to the Form 10.
Item 5. Directors, Executive Officers and Corporate Governance, page 18

14. We note several of your executive and director biographies where the principal occupation and employment is unclear during the past five years. Please discuss the principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director. See
Item 401(e) of
         Regulation S-K. Additionally, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.
15. It appears that certain of your current directors and executive officers were officers or directors of your company when you previously filed the petition under Chapter 11 of the
         U.S. Bankruptcy Code. Please provide the disclosures required by Item 401(f) of
         Regulation S-K.
16. We note your reference to Section 16 reports that have not been timely filed. Please advise or revise.
Item 6. Executive Compensation, page 21

17. Please revise to provide executive compensation disclosure for the most recently completed fiscal year, the year ended December 31, 2020.
 Benjamin Slager
FirstName  LastNameBenjamin
Alliance BioEnergy Plus, Inc. Slager
Comapany2,NameAlliance
February    2021         BioEnergy Plus, Inc.
February
Page 4 2, 2021 Page 4
FirstName LastName
Related Transactions, page 24

18. We note your disclosure here that two of your subsidiaries dissolved. However, on page
         14 you indicate you own subsidiaries. To the extent you currently own subsidiaries please file the exhibit required by Item 601(b)(21) of Regulation S-K.
19. We note your disclosure here that following negotiations during Chapter 11 bankruptcy, certain notes are to be "paid out of future profits or eliminated if not paid within 5 years of the Confirmation Order issued on September 18, 2019." Please disclose the aggregate principal outstanding as of a recent date and disclose all the material terms of the renegotiation and file the agreement(s) as an exhibit or otherwise advise.
Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 33

20. We note that your auditor, Prager Metis CPA's LLC, has served as your auditor since
         2020. Please provide the disclosures required by Item 304 of Regulation S-K and provide an Exhibit 16 letter required by Item 601 of Regulation S-K or tell us why you do not believe such information is necessary.
Item 14A. Controls and Procedures, page 33

21. Please note that the information you have presented under Item 14A are not required to be presented in your Form 10. However, if you continue to provide such information, please refer to the disclosures requirements of Items 307 and 308 of Regulation S-K and address the following:
             In the second paragraph of your Disclosure Controls and Procedures disclosure you indicate that your disclosure controls and procedures were not effective as of
              December 31, 2019. However, you also indicate that subsequent to mid-2018,
              management now concludes that the company   s disclosure controls
and procedures
              are effective. As these additional disclosures may be confusing to investors, please revise to clarify what you are trying to convey with this additional disclosures and
              ensure you clearly state management   s conclusions regarding the
effectiveness of
              your Disclosure Controls and Procedures as of December 31, 2019;
and
             Within the third paragraph of you Management's Report on Internal Control over
              Financial Reporting, you indicate that management assessed the effectiveness of the
              Company's internal control over financial reporting, however, you do not provide management's conclusion regarding the effectiveness of the Company's internal control over financial reporting. Please expand your disclosures accordingly.
Exhibits

22. We note that several of the hyperlinks do not link to the relevant exhibits. Please provide an active hyperlink directly to each exhibit incorporated by reference. See Item 601(a)(2)
         of Regulation S-K.
 Benjamin Slager
Alliance BioEnergy Plus, Inc.
February 2, 2021
Page 5
23. We note your disclosure that the Company is currently authorized to issue 500,000,000
      Shares of Common Stock par value $0.001 and 10,000,000 shares of Preferred Stock par value $0.001. Please file an amended articles of incorporation that reflects these authorized shares or revise your disclosure as appropriate.
24. We note your disclosure of employment agreements with your chief executive officer and chief financial officer. Please file these employment contracts as required by Regulation
      S-K Item 601(b)(10).
General

25. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
      Form 10 registration at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at (202) 551-3663 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameBenjamin Slager
                                                             Division of
Corporation Finance
Comapany NameAlliance BioEnergy Plus, Inc.
                                                             Office of Life
Sciences
February 2, 2021 Page 5
cc:       Rob Diener
FirstName LastName